Exhibit (a)(5)(g)

Vista Equity Partners Announces Waiver of Financing Proceeds Condition and Marketing Period Condition

SAN DIEGO, CALIF. — November 6, 2013 —ACTIVE Network (NYSE: ACTV) (the “Company” or “ACTIVE”) and Vista Equity Partners (“Vista”) today announced that Vista’s affiliates, Athlaction Holdings, LLC (“Parent”) and Athlaction Merger Sub, Inc. (“Purchaser”), waived the “Financing Proceeds Condition” described in the Offer to Purchase and the condition to the Offer relating to the Marketing Period described in the Offer to Purchase in connection with the previously announced tender offer to acquire all of the outstanding shares of common stock of ACTIVE at a price of $14.50 per share, net to the seller in cash without interest. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on November 14, 2013, unless further extended. All other terms and conditions of the tender offer remain unchanged.

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of September 28, 2013, among the Company, Parent and Purchaser. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, the Company will merge with Purchaser and all outstanding shares of the Company’s common stock, other than shares held by Parent, Purchaser or the Company, or shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law, will be automatically cancelled and converted into the right to receive cash equal to the $14.50 offer price per share. The Board of Directors of ACTIVE has unanimously approved the proposed acquisition by Vista and recommends that ACTIVE stockholders tender their shares in the tender offer.

About ACTIVE NETWORK

ACTIVE Network is the leading provider of Activity and Participant Management™ solutions. ACTIVE’s technology platform makes managing and operating all types of activities, events and organizations smarter and more efficient. ACTIVE powers over 55,000 global customers and builds leading vertical technology applications for the markets it serves. ACTIVE’s leading ACTIVE Works cloud platform scales with its customers, large and small. ACTIVE Network was founded in 1999, is headquartered in San Diego, California, and has offices worldwide. For more information, please visit: http://www.activenetwork.com or follow the Company @ACTIVENetwork.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Notice to Investors

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of ACTIVE’s common stock.

The solicitation and the offer to purchase shares of ACTIVE’s common stock described in this press release will be made only pursuant to the offer to purchase and related materials that Vista has filed on Schedule TO with the SEC. In addition, ACTIVE has filed its recommendation of the tender offer on Schedule 14D-9 with the SEC. Additionally, ACTIVE and Vista will file other relevant materials in connection with the proposed acquisition of

ACTIVE by Vista pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF ACTIVE ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the investor relations department of ACTIVE at 10182 Telesis Court, San Diego, California 92121, by telephone at (858) 964-3834 or by email at PR@activenetwork.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks, including uncertainties regarding the timing and occurrence of the closing of the transaction, uncertainties as to the number of ACTIVE stockholders who may tender their stock in the tender offer, the possibility that various closing conditions for the transaction may not be satisfied or waived, and general economic and business conditions. ACTIVE does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that ACTIVE’s business will suffer due to uncertainty related to the transaction, the competitive environment in ACTIVE’s industry and competitive responses to the transaction. Further information on factors that could affect ACTIVE’s financial results is provided in documents filed by ACTIVE with the SEC, including ACTIVE’s most recent filings on Form 10-Q and Form 10-K.

Investor Contact:

Brinlea Johnson, The Blueshirt Group

Brinlea@BlueshirtGroup.com

1-212-331-8424

Allise Furlani, The Blueshirt Group

Allise@BlueshirtGroup.com

1-212-331-8433

Media Contact:

Kristin Carroll, ACTIVE Network

Kristin.Carroll@activenetwork.com

Kristin Carroll

1-858-964-3834

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